UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. )*

Under the Securities Exchange Act of 1934

NUO THERAPEUTICS, INC.

(Name of Issuer)

Common stock, par value $.0001 per share

(Title of Class of Securities)

67059V100

(CUSIP Number)

December 31, 2013

(Date of Event which Requires Filing

of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐      Rule 13d-1(b)

☒      Rule 13d-1(c)

☐      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

Page 1 of 12 Pages

CUSIP No. 67059V100	Page 2 of 12 Pages

1	Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only)

The John Paul DeJoria Family Trust

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a. ☐
b. ☒

3	SEC Use Only

4	Citizenship or Place of Organization

UNITED STATES

	5	Sole Voting Power
Number of Shares		8,354,902 (1)
Beneficially Owned By Each	6	Shared Voting Power 0
Reporting Person With	7	Sole Dispositive Power 8,354,902 (1)
	8	Shared Dispositive Power
		0

9	Aggregate Amount Beneficially Owned by Each Reporting Person

8,354,902 (1)

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

☐

11	Percent of Class Represented By Amount in Row (9)

6.7% (2)

12	Type of Reporting Person (See Instructions)

OO

(1)	The John Paul DeJoria Family Trust holds (i) 7,366,085 shares of Common Stock and (ii) warrants exercisable for 988,817 shares of Common Stock of the Issuer. Mr. John Paul DeJoria is the trustee of The John Paul DeJoria Family Trust. Mr. DeJoria, as trustee, has the ability to vote and dispose of the Common Stock of the Issuer held by the Trust.

(2)	The percentage ownership is based on 125,398,917 shares of Common Stock outstanding, which includes (i) 124,410,100 shares of Common Stock outstanding as of November 6, 2014, as reported by the Issuer in its Quarterly Report on Form 10-Q filed on November 13, 2014 and (ii) 988,817 shares of Common Stock underlying warrants which are immediately exercisable.

CUSIP No. 67059V100	Page 3 of 12 Pages

1	Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only)

JP’s Nevada Trust

2	Check the Appropriate Box If a Member of a Group (See Instructions)
c. ☐
d. ☒

3	SEC Use Only

4	Citizenship or Place of Organization

UNITED STATES

	5	Sole Voting Power
Number of Shares
Beneficially Owned By Each	6	Shared Voting Power 1,000,000 (1)
Reporting Person With	7	Sole Dispositive Power
	8	Shared Dispositive Power
		1,000,000 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person

1,000,000 (1)

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

☐

11	Percent of Class Represented By Amount in Row (9)

0.8% (2)

12	Type of Reporting Person (See Instructions)

OO

(1)	JP’s Nevada Trust holds (i) 750,000 shares of Common Stock and (ii) warrants exercisable for 250,000 shares of Common Stock of the Issuer. Mr. Tom Grimmett is the trustee of the JP’s Nevada Trust. Mr. Grimmett, as trustee, has the ability to vote and dispose of the Common Stock of the Issuer held by the Trust. Mr. John Paul DeJoria is the settlor of JP’s Nevada Trust and, pursuant to the terms of such trust, may be deemed to have beneficial ownership of the Common Stock of the Issuer held by the Trust.

(2)	The percentage ownership is based on 124,660,100 shares of Common Stock outstanding, which includes (i) 124,410,100 shares of Common Stock outstanding as of November 6, 2014, as reported by the Issuer in its Quarterly Report on Form 10-Q filed on November 13, 2014 and (ii) 250,000 shares of Common Stock underlying warrants which are immediately exercisable.

CUSIP No. 67059V100	Page 4 of 12 Pages

1	Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only)

John Paul DeJoria

2	Check the Appropriate Box If a Member of a Group (See Instructions)
e. ☐
f. ☒

3	SEC Use Only

4	Citizenship or Place of Organization

UNITED STATES

	5	Sole Voting Power
Number of Shares		8,354,902 (1)
Beneficially Owned By Each	6	Shared Voting Power 1,000,000 (1)
Reporting Person With	7	Sole Dispositive Power 8,354,902 (1)
	8	Shared Dispositive Power
		1,000,000 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person

9,354,902 (1)

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

☐

11	Percent of Class Represented By Amount in Row (9)

7.5% (2)

12	Type of Reporting Person (See Instructions)

IN

(1)	Mr. DeJoria exercises voting and disposition power over the Common Stock of the Issuer owned by The John Paul DeJoria Family Trust which consists of (i) 7,366,085 shares of Common Stock and (ii) warrants exercisable for 988,817 shares of Common Stock of the Issuer. Mr. DeJoria is the settler of JP’s Nevada Trust and, pursuant to the terms of such trust may be deemed to have beneficial ownership of (i) 750,000 shares of Common Stock and (ii) warrants exercisable for 250,000 shares of Common Stock held by the Trust.

(2)	The percentage ownership is based on 125,648,917 shares of Common Stock outstanding, which includes (i) 124,410,100 shares of Common Stock outstanding as of November 6, 2014, as reported by the Issuer in its Quarterly Report on Form 10-Q filed on November 13, 2014 and (ii) 1,238,817 shares of Common Stock underlying warrants which are immediately exercisable.

CUSIP No. 67059V100	Page 5 of 12 Pages

1	Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only)

Tom Grimmett

2	Check the Appropriate Box If a Member of a Group (See Instructions)
g. ☐
h. ☒

3	SEC Use Only

4	Citizenship or Place of Organization

UNITED STATES

	5	Sole Voting Power
Number of Shares
Beneficially Owned By Each	6	Shared Voting Power 1,000,000 (1)
Reporting Person With	7	Sole Dispositive Power
	8	Shared Dispositive Power
		1,000,000 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person

1,000,000 (1)

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

☐

11	Percent of Class Represented By Amount in Row (9)

0.8%

12	Type of Reporting Person (See Instructions)

IN

(1)	Mr. Grimmett, trustee of JP’s Nevada Trust, exercises voting and disposition power over such Common Stock on the Trust. Mr. Grimmett disclaims beneficial ownership of the shares listed above, except to the extent of his pecuniary interest therein, and this report shall not be deemed an admission for purposes of Sections 13(d) or 13(g) or any other purpose. JP’s Nevada Trust holds (i) 750,000 shares of Common Stock and (ii) warrants exercisable for 250,000 shares of Common Stock of the Issuer. Mr. John Paul DeJoria is the settlor of JP’s Nevada Trust and, pursuant to the terms of such trust, may be deemed to have beneficial ownership of the Common Stock of the Issuer held by the Trust.

(2)	The percentage ownership is based on 124,660,100 shares of Common Stock Outstanding, which includes (i) 124,410,100 shares of Common Stock outstanding as of November 6, 2014, as reported by the Issuer in its Quarterly Report on Form 10-Q filed on November 13, 2014 and (ii) 250,000 shares of Common Stock underlying warrants which are immediately exercisable.

CUSIP No. 67059V100	Page 6 of 12 Pages

Item 1(a)	Name of Issuer:

Nuo Therapeutics, Inc. (the "Issuer").

Item 1(b)	Address of the Issuer's Principal Executive Offices:

207A Perry Parkway, Suite 1
Gaithersburg, MD 20877

Item 2(a)	Name of Person Filing:

This statement is filed on behalf of the following persons (collectively, the "Reporting Persons"):

The John Paul DeJoria Family Trust (“Family Trust”)
JP’s Nevada Trust (“Nevada Trust”)
Mr. John Paul DeJoria (“Mr. DeJoria”)
Mr. Tom Grimmett (Mr. Grimmett”)

Item 2(b)	Address of Principal Business Office or, if None, Residence:

The principal business office of the Family Trust and Mr. DeJoria is:

1888 Century Park East
Suite 1600
Century City, CA 90067

The principal business office of Nevada Trust and Mr. Grimmett is:

1701 Green Valley Parkway
Building 4, Suite A
Henderson, NV 89074

Item 2(c)	Citizenship:

The Family Trust’s and the Nevada Trust’s place of organization is Nevada.

Mr. DeJoria and Mr. Grimmett are citizens of the United States.

Item 2(d)	Title of Class of Securities:

Common stock, 0.0001 par value (the "Shares").

Item 2(e)	CUSIP Number:

67059V100

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

The person filing is not listed in Items 3(a) through 3(k).

CUSIP No. 67059V100	Page 7 of 12 Pages

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned:

As of the date hereof, the Family Trust, the Nevada Trust, and Mr. DeJoria may be deemed to be the beneficial owner of 9,354,902 Shares. This number consists of: (i) 8,116,085 shares of Common Stock and (ii) 1,238,817 shares of Common Stock underlying warrants which are immediately exercisable. Mr. Grimmett disclaims beneficial ownership of the securities, except to the extent of his pecuniary interest therein.

Item 4(b)	Percent of Class:

According to the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2014, the number of shares of Common Stock outstanding as of November 6, 2014 was 124,410,100. Assuming exercise of the warrants held by the Family Trust and the Nevada Trust, Mr. DeJoria may be deemed to be the beneficial owner of approximately 7.5% of the total number of shares outstanding.

Item 4(c)	Number of shares as to which such person has:

DeJoria, John Paul
(i)	Sole power to vote or direct the vote	8,354,902
(ii)	Shared power to vote or to direct the vote	1,000,000
(iii)	Sole power to dispose or to direct the disposition of	8,354,902
(iv)	Shared power to dispose or to direct the disposition of	1,000,000

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

The following lists each member of the group filing this Schedule 13G pursuant to Rule 13d-1(c):

The John Paul DeJoria Family Trust
JP’s Nevada Trust
Mr. John Paul DeJoria
Mr. Tom Grimmett

CUSIP No. 67059V100	Page 8 of 12 Pages

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below the Reporting Persons certify that, to the best of such person's knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

CUSIP No. 67059V100	Page 9 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:	December 18, 2014	The John Paul DeJoria Family Trust

		By:	/s/ John Paul DeJoria
Trustee

	December 18, 2014	John Paul DeJoria

/s/ John Paul DeJoria

	December 18, 2014	JP’s Nevada Trust

		By:	/s/ Tom Grimmett
Trustee

	December 18, 2014	Tom Grimmett

/s/ Tom Grimmett

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

CUSIP No. 67059V100	Page 10 of 12 Pages

EXHIBIT A

JOINT FILING AGREEMENT

CUSIP No. 67059V100	Page 11 of 12 Pages

SCHEDULE 13G

JOINT FILING AGREEMENT

This Agreement is dated as of December 18, 2014 by and among The John Paul DeJoria Family Trust (“Family Trust”), JP’s Nevada Trust (“Nevada Trust”), Mr. John Paul DeJoria, as trustee for the Family Trust (“Mr. DeJoria”) and Mr. Tom Grimmett, as trustee for the Nevada Trust (“Mr. Grimmett”).

WHEREAS, pursuant to paragraph (k)(1) of Rule 13d-1 promulgated under Section 13d(1) of the Securities and Exchange Act of 1934, as amended (the “Act”), the parties hereto have decided to satisfy their filing obligations under the Act by a single joint filing.

NOW, THEREFORE, the undersigned do hereby agree as follows:

1.	The Schedule 13G (the “Schedule 13G”) with respect to Nuo Therapeutics, Inc. to which this agreement is attached as Exhibit A is filed on behalf of the Family Trust, the Nevada Trust, Mr. DeJoria, and Mr. Grimmett. The Family Trust authorizes Mr. DeJoria to file the Schedule 13G on its behalf. The Nevada Trust and Mr. Grimmett authorize Mr. DeJoria to file the Schedule 13G on their behalf.

2.	Each of the Family Trust, the Nevada Trust, Mr. DeJoria, and Mr. Grimmett are responsible for the completeness and accuracy of the information concerning such person or entity contained herein; provided that each person or entity is not responsible for the completeness or accuracy of the information concerning any other person or entity making such filing.

[Remainder of Page Intentionally Left Blank]

CUSIP No. 67059V100	Page 12 of 12 Pages

IN WITNESS WHEREOF, the undersigned hereunto set their hands as of the date first written above.

Date:	December 18, 2014	The John Paul DeJoria Family Trust

		By:	/s/ John Paul DeJoria
Trustee

	December 18, 2014	John Paul DeJoria

/s/ John Paul DeJoria

	December 18, 2014	JP’s Nevada Trust

		By:	/s/ Tom Grimmett
Trustee

	December 18, 2014	Tom Grimmett

/s/ Tom Grimmett